UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

VISION HYDROGEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92837Y 101

(CUSIP Number)

Marc J. Ross, Esq.

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837Y 101	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS

Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 92837Y 101	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Vision Hydrogen Corporation, a Nevada Corporation (the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on January 4, 2018 (the “Initial Statement”) by the Mullane Trust (as defined herein). This Amendment No. 1 is being filed by the Mullane Trust to report that, as a result of recent transactions, the Mullane Trust no longer beneficially own any of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby replaced in its entirety with the following:

This statement is filed on behalf of Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust, a trust established under the laws of Australia (the “Mullane Trust”). The principal business address of the Mullane Trust is c/o Vision Hydrogen Corporation, 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

The Mullane Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Mullane Trust has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

Not applicable.

Item 4. Purpose of Transaction.

The Mullane Trust is filing this Amendment No. 1 is to report that the Mullane Trust ceases to be the beneficial owner of more than five percent of the class of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The Mullane Trust beneficially own 0 shares of the Issuer’s Common Stock, or 0% of the Common Stock.

Except as set forth below, the Mullane Trust has not effected any transaction in Common Stock during the past 60 days.

Effective June 19, 2020, the Mullane Trust sold 38,000 shares of Common Stock at a price per share of $0.33 for a total purchase price of $12,375 (the number of shares and the price per share reflect a twenty-for-one reverse stock split effected by the Issuer subsequent to the transaction date).

As of June 19, 2020, the Mullane Trust ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby replaced in its entirety with the following:

N/A

CUSIP No. 92837Y 101	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 3, 2021

STEPHEN PAUL MULLANE AND MARIE LOUISE MULLANE AS TRUSTEES OF THE MULLANE FAMILY TRUST

By:	/s/ STEPHEN MULLANE
Name:	Stephen Mullane
Title:	Trustee